UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	30 March 2026 - “Transactions in Own Shares”

99.1

Haleon plc: Aggregated information - transactions in own shares

30 March 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 8,939,706 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	23 March 2026
Number of Shares purchased:	907,436	616,421	676,143	-
Highest price paid per Share (p):	373.0000	372.8000	373.0000	-
Lowest price paid per Share (p):	366.1000	366.1000	366.1000	-
Volume weighted average price paid per Share (p):	369.4258	369.3119	369.2976	-
Date of purchase:	24 March 2026
Number of Shares purchased:	1,249,993	701,254	795,863	-
Highest price paid per Share (p):	367.5000	367.4000	367.5000	-
Lowest price paid per Share (p):	353.7000	354.5000	354.2000	-
Volume weighted average price paid per Share (p):	360.6000	360.5385	362.0296	-
Date of purchase:	25 March 2026
Number of Shares purchased:	695,658	362,573	541,769	-
Highest price paid per Share (p):	365.0000	364.4000	365.0000	-
Lowest price paid per Share (p):	358.0000	358.0000	358.0000	-
Volume weighted average price paid per Share (p):	360.7481	360.6592	360.7231	-
Date of purchase:	26 March 2026
Number of Shares purchased:	482,718	281,517	329,302	-
Highest price paid per Share (p):	365.7000	365.7000	365.7000	-
Lowest price paid per Share (p):	361.4000	361.3000	361.3000	-
Volume weighted average price paid per Share (p):	363.8089	363.8804	363.9063	-
Date of purchase:	27 March 2026
Number of Shares purchased:	577,607	344,828	376,624	-
Highest price paid per Share (p):	367.2000	367.2000	367.2000	-
Lowest price paid per Share (p):	361.2000	361.2000	361.2000	-
Volume weighted average price paid per Share (p):	364.5493	364.7299	364.6569	-

Following the settlement of the above, the Company's registered share capital is 8,932,831,335 ordinary shares of £0.01 each, of which 12,548,735 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,920,282,600 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5243Y_1-2026-3-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 30, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary